May 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Attn: Matthew Derby, Staff Attorney

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Creative Realities, Inc.
Registration Statement on Form S-3 (File No. 333-238275)
Withdrawal of Acceleration Request dated May 21, 2020

Ladies and Gentlemen:

Creative Realities, Inc. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated May 21, 2020. The Company will request acceleration of effectiveness for the above-referenced Registration Statement as of a different effective date by separate letter of even date herewith.

If you have questions or comments regarding this request, please call Brad Pederson (612-672-8341) at Maslon LLP, legal counsel to the Company.

Sincerely,

CREATIVE REALITIES, INC.

By:	/s/ Will Logan
Will Logan
Chief Financial Officer